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03001918

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 27 2003 PROCESSING SECTION WASH. D.C. 180

SEC FILE NUMBER
8- 47662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk, New York 10504
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schachinger 914-765-3028
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIE I. CORBETT
Notary Public, State of New York
No. 01CO6009588
Qualified in Westchester County
Commission Expires June 29, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBIA CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULE PURSUANT TO
SEC RULE 17a-5

AS OF DECEMBER 31, 2002 AND
FOR THE YEAR THEN ENDED

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
MBIA Capital Management Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of MBIA Capital Management Corporation (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2003

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION

December 31, 2002

(Dollars in thousands except per share amounts)

Assets		
Cash and cash equivalents	$	14,990
Investments		8
Accounts receivable		1,066
Prepaid expenses		75
Deferred income taxes		759
Receivable from affiliate		14,536
Fixed assets, net of accumulated depreciation of $1,218		364
Total assets	$	31,798

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	4,718
Income taxes payable		4,389
Total liabilities		9,107
Shareholder's equity		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		4,014
Retained earnings		18,676
Total shareholder's equity		22,691
Total liabilities and shareholder's equity	$	31,798

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF INCOME

For the year ended December 31, 2002

(Dollars in thousands)

Revenues:	
Investment management fees	$ 21,578
Interest income	374
Total revenues	21,952
Expenses:	
Employee compensation and benefits	6,693
Other operating expenses	5,371
Total expenses	12,064
Income before income taxes	9,888
Provision for income taxes	4,136
Net income	$ 5,752

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2002

(Amounts in thousands except shares)

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2002	1,000	$ 1	$ 3,681	$ 12,924	$ 16,606
Tax benefit relating to employee stock options	---	---	333	---	333
Net income	---	---	---	5,752	5,752
Balance, December 31, 2002	1,000	$ 1	$ 4,014	$ 18,676	$ 22,691

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ 5,752
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	76
Deferred income taxes	(503)
Increase in accounts receivable	(95)
Decrease in prepaid expenses	5
Increase in accounts payable and accrued expenses	1,028
Increase in net balance receivable from affiliate	(2,541)
Increase in income taxes payable	782
Increase in additional paid in capital	333
Total adjustments to net income	(915)
Net cash provided by operating activities	4,837
Cash flows from investing activities:	
Acquisition of fixed assets	(303)
Net cash used in investing activities	(303)
Net increase in cash and cash equivalents	4,534
Cash and cash equivalents-beginning of year	10,456
Cash and cash equivalents-end of year	$ 14,990

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
NOTES TO FINANCIAL STATEMENTS

1. Business and Organization

MBIA Capital Management Corp. ("the Company"), formed in December 1993, is a wholly-owned subsidiary of MBIA Asset Management, LLC, which is a wholly-owned subsidiary of MBIA, Inc.

The Company is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services. These investment management services are provided to both MBIA affiliates and third party clients.

The Company is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD"), the Company is subject to various SEC and NASD regulations, including net capital requirements.

2. Significant Accounting Policies

The financial statements of the Company have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting policies are as follows:

Cash and cash equivalents
Cash and cash equivalents include a money market fund sponsored by a U.S. money center bank.

Revenue recognition
The Company recognizes fee revenues when earned.

Fixed assets
Fixed assets consist of computer equipment and furniture and fixtures, which are carried at cost net of accumulated depreciation. Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from three to eight years. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts with any gain or loss realized upon sale or disposal charged or credited to operations.

Fair Value of Financial Instruments

The Company's financial instruments are carried at cost, which approximates fair value, as they are short term in nature. Financial instruments include investments, accounts receivable and receivables from affiliate.

Income taxes

Deferred income taxes are provided with respect to temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

3. Employee Stock Option Plans

Effective January 1, 2002, the Company adopted the fair value recognition provisions of FASB Statement No. 123 ("Accounting for Stock-Based Compensation") in accounting for its stock-based employee compensation. During the fourth quarter of 2002, the Company implemented FASB Statement No.148 ("Accounting for Stock-Based Compensation - Transition and Disclosure"). FASB Statement No. 148 amends Statement No. 123 and provides three transition methods for companies that adopt Statement 123's fair value method of accounting for stock options. The Company has decided to utilize the "Modified Prospective" transition method which reflects the expense of stock-based employee awards granted, modified or settled during the current and prior years.

The following table shows the effect on income of recognizing employee stock option expense:

	Year-to-Date
Net income before stock option expense	$5,937
After tax stock option expense	185
Net Income as reported	$5,752

4. Minimum Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Company is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the Rule.

As of December 31, 2002, the Company exceeded its net capital requirement by $4.0 million. Aggregate indebtedness and net capital were $9.1 million and $4.7 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of approximately 2.0 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

5. Related Parties

The Company provides investment management services to MBIA Inc. and MBIA Insurance Corporation ("MBIA Corp."), MBIA Municipal Investment Service Corporation ("MBIA MISC"), MBIA Investment Management Corp. ("MBIA IMC"), MBIA Global Funding LLC ("MBIA GFL"), all of which are subsidiaries of MBIA Inc. Seventy-six percent of the Company's revenues were derived from related parties during 2002.

MBIA Corp. provides certain management and administrative services to the Company, and allocates overhead costs relating to facilities used by the Company. Additionally, the Company's employees participate in the employee benefit plans of MBIA Corp. Aggregate charges to the Company from MBIA Corp. under these arrangements approximated $2.7 million during 2002, of which the majority has been included in employee compensation and benefits.

MBIA/MISC provides administrative services to the Company, which approximated $2.9 million during 2002. This charge has been included in other operating expenses.

Certain of the Company's employees participate in MBIA Inc.'s long-term incentive and stock option plans, which enables them to acquire shares of MBIA Inc. common stock.

MBIA CAPITAL MANAGEMENT CORP.
NOTES TO FINANCIAL STATEMENTS (Continued)

6. Income Taxes

The Company is included in the MBIA Inc. consolidated federal and state tax returns. Under a tax sharing agreement with MBIA Inc., the Company computes and records its tax liability as if it were filing on a stand-alone basis.

At December 31, 2002 the provision for income taxes is comprised of:

	Year ended December 31, 2002
Federal income tax expense/(benefit) – Current	$ 3,668
Federal income tax expense/(benefit) – Deferred	(502)
State income tax expense/(benefit) – Current	970
Total provision for income taxes	$ 4,136

The deferred tax asset arises exclusively from future deductions related to MBIA Inc.'s employee benefit plans.

MBIA CAPITAL MANAGEMENT CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2002

(Dollars in thousands)

Total shareholder's equity from statement of financial condition	$	22,691
Deduction:		
Total nonallowable assets from statement of financial condition		(16,808)
Other deductions		(929)
Net capital before haircut on securities positions		4,954
Haircuts on securities		(300)
Net capital	$	4,654
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	607
Minimum dollar net capital requirement of reporting broker or dealer	$	100
Net capital requirement		607
Excess net capital	$	4,047
Total aggregate indebtedness (liabilities from statement of financial condition)	$	9,107
Ratio of aggregate indebtedness to net capital		1.96

Statement Pursuant to paragraph (d) (4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation included in the Company's audited FOCUS Report (Part IIA) filing as of December 31, 2002.

Nonallowable assets consist of accounts receivable, prepaid expenses, deferred income taxes, receivable from affiliate, fixed assets and stock warrants.